Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

As of November 7, 2017

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis, page 1

FORTUNA SILVER MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2017

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company

•	operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru,

•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and

•	is developing the Lindero Gold Project (“Lindero”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of November 7, 2017, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 (“2016 Annual Financial Statements”), its unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 (“Q3 2017 Financial Statements”) and the related notes contained therein. All amounts in this MD&A are expressed in United States Dollars (“US$”), unless indicated otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including IAS 34, Interim financial reporting. The Company’s significant accounting policies are set out in Note 4 of the 2016 Annual Financial Statements.

In this MD&A, we refer to various Non-GAAP Financial Measures. These measures are used by us to manage and evaluate the operating performance of our mines and the ability to generate cash, and are widely reported in the silver mining industry as benchmarks for performance. Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available at SEDAR at www.sedar.com

This document contains Forward-Looking Statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management’s Discussion and Analysis, page 2

Third Quarter 2017 Highlights

•	Financial Results

Sales for the quarter ended September 30, 2017 were $64.0 million, a $1.2 million decrease from the same quarter in 2016 of $65.2 million. Sales volume for silver and gold were down 5% and 6% while realized prices for silver and gold were down 14% and 4% for the quarter. Partially offsetting the decline in the price of silver and gold was a 25% and 32% increase in the realized price of lead and zinc during the third quarter of 2017.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the third quarter ended September 2017 was $30.6 million, which was the same for the comparable quarter in 2016.

Net income for the third quarter ended September 30, 2017 (“Q3 2017”) was $10.3 million or basic earnings per share of $0.06, compared to $10.2 million or $0.08 basic earnings per share for comparable period in 2016 (“Q3 2016”).

Net cashflow provided by operating activities for Q3 2017 was $20.4 million or $8.6 million lower than Q3 2016 due largely to higher income taxes paid and timing of settlement of working capital items.

•	Strong liquidity and working capital

Cash, cash equivalent and short-term investments were $195.8 million and working capital of $197.6 million at September 30, 2017, a $72.2 million and a $88.8 million increase since the beginning of the year. The principal amount of total debt outstanding remained steady at $40.0 million at September 30, 2017 and December 31, 2016.

•	Lower Q3 2017 All-in sustaining cash cost

Total all-in sustaining cash cost per payable ounce of silver (Refer to Non-GAAP Financial Measures) in Q3 2017 decreased to $6.06 per ounce of silver or 20% from the comparable quarter in 2016 per ounce of silver and 38% lower than guidance due primarily to higher by-product credits (refer to Non-GAAP Financial Measures).

•	Construction decision made on Lindero Project

On September 21, 2017, the Board of Directors approved the construction of the 100% owned Lindero Gold Project. Initial capital of $239.0 million will be funded primarily from our cash position, expansion of existing loan facility, and future operating cash flows. Detailed engineering and site preparation activities will commence in the fourth quarter of 2017 with commissioning expected in the second quarter of 2019. In the first full year of production, Lindero is expected to increase Fortuna’s annual production to approximately 9 million ounces of silver and 190,000 ounces of gold, or 340,000 gold equivalent ounces (gold equivalent ounces calculated using a gold to silver ratio of 1 to 60). (See Fortuna news release dated September 21, 2017.)

•	Kylie Dickson appointment to Board of Directors

Ms. Dickson is an executive with over 14 years of experience in the mining industry and has worked with companies at various stages of the mining lifecycle including exploration, mine development and operations as well as playing a key role in financings and M&A transactions. Ms. Dickson is currently the Vice-President, Business Development at Trek Mining Inc. and is a Canadian Chartered Professional Accountant.

Management’s Discussion and Analysis, page 3

Financial highlights

Consolidated Financial Metrics	Q3 2017	Q3 2016	% Change	YTD 2017	YTD 2016	% Change
(Expressed in $ millions except per share information and all-in sustaining cash cost)
Sales	$64.0	$65.2	-2%	$192.8	$152.4	27%
Mine operating income	24.9	28.4	-12%	74.3	59.9	24%
Operating income	18.9	21.2	-11%	52.7	30.9	71%
Net income	10.3	10.2	1%	32.2	11.3	185%
Earnings per share (basic)	0.06	0.08	-25%	0.20	0.08	150%
Earnings per share (diluted)	0.06	0.07	-14%	0.20	0.08	150%
Adjusted net income*	13.1	10.0	31%	36.4	11.0	231%
Adjusted EBITDA*	30.6	30.6	0%	87.3	53.5	63%
Cash provided by operating activities	20.4	29.0	-30%	41.2	26.9	53%
Cash generated by operating activities before changes in working capital	26.2	26.5	-1%	61.3	39.6	55%
Capex (sustaining)	7.5	5.4	39%	19.9	14.5	37%
Capex (non-sustaining)	6.1	3.6	69%	11.2	21.0	-47%
Capex (Brownfield)	2.2	2.2	0%	7.8	5.7	37%
All-in sustaining cash cost	6.1	7.5	-20%	6.8	8.8	-23%

				Sep 30, 2017	Dec 31, 2016	% Change
Cash, cash equivalents, and short-term investments				195.8	123.6	58%
Total assets				652.9	387.7	68%
Non-current bank loan				39.8	39.6	1%

*	refer to Non-GAAP Financial Measures

Net income for the third quarter ended September 30, 2017 was $10.3 million or $0.06 per share compared to a net income of $10.2 million or $0.08 per share for the comparable quarter in 2016. The slightly higher net income was driven mostly by lower income tax expense of $5.2 million as the effective tax rate for the third quarter decreased to 34.7% compared to 51.2% for the comparable quarter in 2016.

Adjusted net income increased 31% during the third quarter to $13.1 million compared to $10.0 million for the comparable period in 2016. The adjusted net income includes addback of losses from financial instruments of $2.2 million and write-downs of inventories, mineral properties and plant and equipment totaling $0.6 million. All these items are net of tax.

Net cash provided by operating activities for the third quarter 2017 was $20.3 million, a decrease of $8.7 million from the comparable quarter in 2016. The following chart illustrates the changes in the

Management’s Discussion and Analysis, page 4

components of working capital items that impact cash provided by operating activities, quarter over quarter.

Net cash provided by operating activities in the third quarter of 2017 was $20.4 million, an $8.6 million decrease from $29.0 million in the third quarter of 2016 due primarily to negative changes in working capital. The negative changes related to movements in trade receivables, inventory and accounts payable balances. Cash provided by operating activities before changes in working capital was $26.2 million, a $0.3 million decrease from $26.5 million in Q3 2016.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) in the third quarter of 2017 was $30.6 million which was the same as the comparable quarter in 2016 due primarily to lower share-based payment expense and partially offset by higher mining and general and administrative costs.

At September 30, 2017, the Company had cash, cash equivalents, and short-term investments of $195.8 million (December 31, 2016 – $123.6 million), an increase of $72.2 million since the beginning of the year. The increase was due primarily to a bought deal equity financing in the first quarter of 2017 for net proceeds of $70.9 million.

Management’s Discussion and Analysis, page 5

Operating Performance

Consolidated Metrics	Q3 2017	Q3 2016	% Change	YTD 2017	YTD 2016	% Change
Key Indicators
Silver
Metal produced (oz)	2,009,362	2,089,506	-4%	6,159,417	5,260,119	17%
Metal sold (oz)	1,965,221	2,070,913	-5%	6,084,154	5,250,788	16%
Realized price ($/oz)	16.9	19.5	-14%	17.2	17.3	-1%
Gold
Metal produced (oz)	13,412	14,111	-5%	41,158	32,739	26%
Metal sold (oz)	12,931	13,739	-6%	40,259	32,155	25%
Realized price ($/oz)	1,280	1,327	-4%	1,251	1,268	-1%
Lead
Metal produced (000’s lbs)	7,650	7,452	3%	22,031	25,383	-13%
Metal sold (000’s lbs)	7,291	7,454	-2%	21,454	25,826	-17%
Zinc
Metal produced (000’s lbs)	11,241	10,606	6%	32,670	32,198	1%
Metal sold (000’s lbs)	10,867	10,600	3%	32,512	32,504	0%
All-in sustaining cash cost (US$/oz Ag)*	6.06	7.53	-20%	6.81	8.81	-23%

(net of by-product credits from gold, lead, and zinc)

*	(refer to Non-GAAP Financial Measures)

Silver and gold production for the third quarter ended September 30, 2017 were 2,009,362 ounces and 13,412 ounces, respectively, which were 3% and 7% above plan. Silver production at the San Jose Mine totaled 1,774,556 ounces and was in line with Q3 2016 production. Silver production at Caylloma decreased 24% to 234,806 ounces compared to Q3 2016 production due to lower silver head grades. Silver and gold production is on track to meet our guidance for 2017.

Silver and gold metal sales for the third quarter ended September 30, 2017 decreased 5% and 6% respectively, over the comparable quarter in 2016, while realized metal prices decreased 13% for silver and 4% for gold.

The Company is on schedule to produce 8.1 million ounces of silver and 52.4 thousand ounces of gold, or 11.2 million silver equivalent ounces for 2017.

Lead and zinc production for the third quarter ended September 30, 2017 were 7,650,040 pounds and 11,241,371 pounds, which were 3% and 6% higher than the comparable quarter in 2016.

Total all-in sustaining cash cost (“AISC”) per payable ounce of silver, net of by-product credits, was $6.73 per ounce for the third quarter ended September 30, 2017, an 11% decrease from Q3 2016 and was $7.02 per ounce for the nine months ended September 30, 2017, a 20% decrease from YTD Q3 2016, and 28% lower than our 2017 guidance of $9.80. The decrease in AISC was due primarily to higher by-product credits.

Management’s Discussion and Analysis, page 6

Lindero Project

On September 21, 2017, the Board of Directors approved the construction of the Lindero Gold Project (“Lindero Project”) located in the Province of Salta, Argentina. The Lindero Project was acquired in July 2016 through the acquisition of Goldrock Mines Corp, whose principle asset was the Lindero Project. The Lindero Project has an approved environmental impact study and all major permits for the construction of an 18,750 tpd open pit, heap leach gold mine.

The Lindero Project will contribute low cost gold production over a 15-year mine life and has a base case IRR of 18% with a 3.6 years payback. The initial capital cost for the construction is $239 million, includes $19 million for an owner operated mining fleet and $24 million for contingencies. Sustaining capital costs for the project are estimated at $105 million. The construction will be funded from our cash position of $195.8 million, expansion of the existing loan facility and future operating cash flows. The Company do not envision accessing capital markets or taking hedge positions for this project. The optimization work conducted over the past year has captured opportunities for improved metallurgical recovery and reduced leach time. At the same time, technical risks have been mitigated on the process side by adding a SART plant, ore agglomeration and a conveyor stacking system to year one. Detailed engineering and site activities are currently in process with commissioning expected in the second quarter of 2019.

Life of Mine Highlights

Production
Mine life[1] (years)	15
Annual ore placed in leach pad (Mt)	6.75
Strip ratio (waste to ore )	1.2
Head grade (g/t)	0.62
Recovery (%)	75
Gold recovered to doré (Moz)	1.3
Average annual gold recovered to doré [2] (koz)	96
Peak annual gold recovered to doré (koz)	138
AISC[3] ($/oz Au)	802
Initial capital ($ M)	239
Sustaining capital ($ M)	105
Base Case Economics
Gold price ($)	1,250
Exchange rate (ARS[4]:USD)	17.80
After-tax NPV[5] @ 5% ($ M)	130
After-tax IRR[6] (%)	18
Payback period[7] (years)	3.6

Management’s Discussion and Analysis, page 7

Lindero After-Tax Economics Sensitivity Analysis

Gold Price ($/oz)	NPV @ 5% ($ M)	IRR (%)	Payback Period (Years)
1,150	68	12	4.7
1,250	130	18	3.6
1,350	192	23	3.1
1,450	253	28	2.4

Mineral Reserves and Resources

Mineral Reserves and Resources for the Lindero Project are reported as of September 9, 2017 based on 132 diamond drill holes totaling 37,897 meters and the addition of 12 new holes drilled by Fortuna in 2016 totaling 4,462 meters. The estimates incorporate a revised geological interpretation and updated metallurgical recoveries, metal prices and estimated operating costs.

Mineral Resource estimation involved the usage of drill hole samples in conjunction with surface mapping to construct three-dimensional wireframes defining lithologic, alteration, and grade domains. Samples were selected inside these wireframes, coded, composited and top cut. Boundaries were treated as hard, firm or soft based on statistical and geostatistical analysis. Gold and copper grades were estimated by ordinary kriging into a geological block model consisting of 10 m x 10 m x 4 m selective mining units representing each domain. Estimated grades were validated globally, locally, and visually prior to classification and are reported above a 0.20 g/t Au cut-off grade within a conceptual pit shell.

Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves. Subject to the application of certain modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

Mineral Reserves - Proven and Probable					Contained Metal
Property	Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
	Proven	26,009	0.74	0.11	618
Lindero, Argentina	Probable	62,263	0.57	0.11	1,131
	Proven + Probable	88,272	0.62	0.11	1,749

Mineral Resources					Contained Metal
Property	Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
	Measured	610	0.24	0.06	5
	Indicated	11,897	0.24	0.07	92
Lindero, Argentina	Measured + Indicated	12,507	0.24	0.07	97
	Inferred	5,700	0.36	0.10	65

Management’s Discussion and Analysis, page 8

Notes:

1.	Mineral Reserves and Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

2.	Mineral Resources are exclusive of Mineral Reserves

3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

4.	There are no known legal, political, environmental, or other risks that could materially affect potential development of the Mineral Resources or Mineral Reserves at Lindero

5.	Mineral Resources and Mineral Reserves for Lindero are reported as of September 9, 2017

6.

Mineral Reserves for Lindero are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 61.7%. The cut-off grade and pit designs are considered appropriate for long term gold prices of $1,250/oz.

7.

Lindero Mineral Resources are reported within a conceptual pit shell above a 0.2 g/t Au cut-off grade using a long-term price of $1,250/oz. mining costs at $1.67 per tonne of material, with total processing and process G&A costs of $7.84 per tonne of ore and an average process recovery of 75%. The refinery costs, net of pay factor, were estimated to be $6.90 per ounce of gold. Slope angles are based on 3 sectors (39°, 42° and 47°) consistent with geotechnical consultant recommendations

8.

Eric Chapman, P. Geo. (APEGBC #36328) is the Qualified Person for resources and Edwin Gutierrez (SME Registered Member #411910RM) is the Qualified Person for reserves, both being employees of Fortuna Silver Mines Inc.

9.	Totals may not add due to rounding procedures

Greenfield Exploration

In May 2017, the Company entered into an equity investment agreement with Prospero Silver Corp whereby the Company can earn a 70% interest in certain selected properties by spending $8.0 million over six years and completing a Preliminary Economic Analysis of the selected properties as described below.

Matorral Project

Three drill holes (1,371 meters) were completed on three different targets in August testing for potential epithermal precious metal mineralization beneath extensive surface outcrops of jasperoid. Sporadic anomalous silver from trace up to 32 ppm was intersected and the project is on hold until completion of the entire drill program (see Prospero Silver news release dated August 24, 2017).

Drilling was initiated on September 18, 2017 and the program calls for drilling 11 holes on four separate targets. The project is the most advanced in the Prospero Silver portfolio with high level epithermal alteration exposed over a 5 kilometer by 4 kilometer area with highly anomalous gold and silver mineralization hosted in extensive outcrops and float of strata-bound jasperoid. Surface sampling by Prospero at the Apartadero target at Petate returned a best continuous channel sample of 67.5m @ 0.93 g/t Au (see Prospero Silver news release dated August 24, 2017). Drilling at the Pachuca SE and Bermudez projects will follow in order after completion of the drilling at Petate.

Serbia Prospects

In June 2016, the Company entered into an equity investment agreement with Medgold Resources Corp. whereby the Company can earn a 70% interest in the Tiamino Project, Barje and Karamanica prospects by spending $8.0 million over six years and completing a Preliminary Economic Analysis on these prospects. These prospects are located in Southern Serbia. (See Medgold Resources news releases for exploration update.)

Management’s Discussion and Analysis, page 9

2017 Guidance and Outlook

2017 Production Guidance

Mine	Silver	Gold	Lead	Zinc	Cash Cost**	AISCC**
	(Moz)	(koz)	(Mlbs)	(Mlbs)	($/t)	($/ oz Ag)
San Jose, Mexico	7.1	51.9	NA	NA	56.7	8.4
Caylloma, Peru	1.0	0.5	30.0	41.0	75.5	10.8

Total	8.1	52.4	30.0	41.0	—	—

**	Non-GAAP Financial Measures

•	2017 silver equivalent production guidance of 11.2 million ounces

•	Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 60 to 1

2017 All-In-Sustaining Cash Cost Per Silver Ounce Guidance

	San Jose	Caylloma	Consoidated
Cash cost, net of by-product credits	$2.4	$(8.9)	$1.1
Adjustments:
Commercial and government royalties and mining tax	1.2	0.9	1.1
Worker’s participation	0.8	0.2	0.7
Selling, general and administrative expenses (operations)	0.7	3.4	1.0

	5.1	(4.4)	3.9
Selling, general and administrative expenses (corporate)	—	—	1.1
Sustaining capital expenditures	2.3	11.0	3.4
Brownfield exploration expenditures	1.0	4.2	1.4

All-in-sustaining cash cost per payable ounce of silver	$8.4	$10.8	$9.8

2017 Outlook

2017 capital expenditure and exploration guidance

The Company has revised its estimate for capital expenditures from $46.0 million to $56.3 million to reflect the estimated $10.3 million for detail engineering and site preparation at the Lindero Project in preparation for mine construction.

in millions of US dollar	San Jose	Caylloma	Lindero	Other	Total
Equipment and infrastructure	$3.2	$3.3	$—	$—	$6.5
Mine development	6.5	6.9	—	—	13.4
Dry tailing deposit	6.5	—	—	—	6.5
Greenfield exploration	—	—	—	3.9	3.9
Brownfield exploration	7.0	3.9	—	—	10.9
Pre-construction	—	—	4.8	—	4.8
Detailed engineering and site preparation	—	—	10.3	—	10.3

Total	$23.2	$14.1	$15.1	$3.9	$56.3

Management’s Discussion and Analysis, page 10

The Company is in discussion with our bank to expand the existing loan facility by up to $80.0 million to ensure the Company has sufficient liquidity to fund the construction of the Lindero Project.

At Caylloma, brownfield exploration budget for 2017 is $3.9 million, which includes 22,000 meters of drilling of which 18,700 meters have been drilled through to mid-September. Caylloma will continue with its exploration for the remainder of 2017.

At San Jose, brownfield exploration budget for 2017 is $7.0 million, which includes 31,000 meters of diamond drilling of which 18,045 meters have been drilled through to mid-September 2017.

Third Quarter and Year to Date 2017 Financial Results

	SALES AND REALIZED PRICES
	Three months ended September 30,
	2017			2016
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	21.9	41.8	63.7	17.8	46.5	64.3
Adjustments ($ million) *	0.3	—	0.3	0.6	0.3	0.9

Sales ($ million)	22.2	41.8	64.0	18.4	46.8	65.2

Silver
Provisional Sales (oz)	226,155	1,739,066	1,965,221	309,813	1,761,101	2,070,913
Realized Price ($/oz)**	16.89	16.85	16.85	19.56	19.47	19.49
Net Realized Price ($/oz)***	15.05	15.74	15.66	17.08	17.72	17.62
Gold
Provisional Sales (oz)	114	12,817	12,931	—	13,739	13,739
Realized Price ($/oz)**	1,275	1,280	1,280	—	1,327	1,327
Net Realized Price ($/oz)***	224	1,128	1,120	—	1,115	1,115
Lead
Provisional Sales (000’s lb)	7,291	—	7,291	7,454	—	7,454
Realized Price ($/lb)**	1.06	—	1.06	0.85	—	0.85
Net Realized Price ($/lb)***	0.98	—	0.98	0.67	—	0.67
Zinc
Provisional Sales (000’s lb)	10,867	—	10,867	10,600	—	10,600
Realized Price ($/lb)**	1.35	—	1.35	1.02	—	1.02
Net Realized Price ($/lb)***	1.05	—	1.05	0.71	—	0.71

*	Adjustments consists of mark to market, final price adjustments, and final assay adjustments
**	Based on provisional sales before final price adjustments
***	Net after payable metal deductions, treatment, and refining charges

Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Management’s Discussion and Analysis, page 11

Sales for the third quarter ended September 30, 2017 were $64.0 million, a 2% decrease over the comparable period in 2016 due principally to a 14% and 4% decrease in realized silver and gold prices and lower sales volume. Decrease in silver and gold sales were partially offset by higher realized prices for lead by 25% and zinc by 32% as well as lower treatment and refining charges.

	SALES AND REALIZED PRICES
	Nine months ended September 30,
	2017			2016
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	62.2	130.8	192.9	47.6	101.0	148.6
Adjustments ($ million) *	0.6	(0.8)	(0.2)	1.5	2.3	3.8

Sales ($ million)	62.8	129.9	192.7	49.1	103.3	152.4

Silver
Provisional Sales (oz)	691,659	5,392,495	6,084,154	980,418	4,270,370	5,250,788
Realized Price ($/oz)**	17.19	17.16	17.17	16.91	17.37	17.28
Net Realized Price ($/oz)***	15.22	16.07	15.97	14.59	15.77	15.55
Gold
Provisional Sales (oz)	180	40,079	40,259	—	32,155	32,155
Realized Price ($/oz)**	1,271	1,251	1,251	—	1,268	1,268
Net Realized Price ($/oz)***	242	1,100	1,096	—	1,048	1,048
Lead
Provisional Sales (000’s lb)	21,454	—	21,454	25,826	—	25,826
Realized Price ($/lb)**	1.03	—	1.03	0.80	—	0.80
Net Realized Price ($/lb)***	0.90	—	0.90	0.61	—	0.61
Zinc
Provisional Sales (000’s lb)	32,512	—	32,512	32,504	—	32,504
Realized Price ($/lb)**	1.26	—	1.26	0.89	—	0.89
Net Realized Price ($/lb)***	0.99	—	0.99	0.54	—	0.54

*	Adjustments consists of mark to market, final price adjustments, and final assay adjustments
**	Based on provisional sales before final price adjustments
***	Net after payable metal deductions, treatment, and refining charges

Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Sales for the nine months ended September 30, 2017 were $192.7 million or 26% higher than the comparable period in 2016. This increase was due primarily to the third quarter 2016 being the first quarter of full production at a new rate of 3,000 tonnes per day at the San Jose Mine. Realized silver and gold price were down slightly for 2017. Lead and zinc sales increased $14.5 million to $32.8 million as realized prices for lead and zinc were up 28% and 42% for the year.

Management’s Discussion and Analysis, page 12

	QUARTERLY RESULTS				YEAR TO DATE RESULTS
	Three months ended September 30,				Nine months ended September 30,
(Expressed in $ millions)	2017	%*	2016	%*	2017	%*	2016	%*
Operating income (loss)
Caylloma	$8.2	37%	$5.4	30%	$21.0	33%	$12.0	24%
San Jose	13.5	32%	20.7	44%	41.9	32%	41.9	41%
Corporate	(2.8)		(5.1)		(10.2)		(23.0)

Total	$18.9	30%	$21.2	33%	$52.7	27%	$30.9	20%

Adjusted EBITDA**
Caylloma	$10.6	48%	$7.4	40%	$28.4	45%	$17.8	36%
San Jose	22.6	54%	28.1	60%	69.0	53%	58.6	57%
Corporate	(2.6)		(5.0)		(10.1)		(22.9)

Total	$30.6	48%	$30.6	47%	$87.3	45%	$53.5	35%

Note: figures may not add due to rounding

*	as a percentage of sales
**	refer to Non-GAAP financial measures

Operating Income for the third quarter ended September 30, 2017 decreased $2.3 million to $18.9 million compared to $21.2 million for the comparable quarter in 2016. The lower operating income was due to lower sales volume and realized price for silver and gold, higher direct mining costs and a $0.7 million write-down of a mill, crusher and obsolete spare parts inventory all at the San Jose Mine. These higher costs were partially offset by a $2.6 million decrease in share-based payments at corporate over the same quarter in 2016 and higher lead and zinc sales of $5.6 million at the Caylloma Mine.

Operating Income for the nine months ended September 30, 2017 was $52.7 million compared to $30.9 million for the comparable period in 2016. The higher operating income was due to foreign exchange losses from a stronger US dollar against other currencies that the Company transacts in and the results of San Jose Mine operating at full capacity for the full year 2017 compared to 2016 when it was operating at full capacity for only one quarter, after the completion of the 3,000 tpd plant expansion. Higher metal prices for lead and zinc also contributed approximately $18.0 million to sales at the Caylloma Mine.

Adjusted EBITDA for the third quarter ended September 30, 2017 was $30.6 million compared to $30.6 million for the comparable period in 2016. Except for the write down of a mill and obsolete inventories the same items affecting operating income also affect adjusted EBITDA.

Adjusted EBITDA for the nine months ended September 30, 2017 was $87.3 million compared to $53.5 million for the comparable period in 2016. At the San Jose Mine, adjusted EBITDA increased 18% to $69.0 million over comparable period in 2016 as the 2016 comparable period only had one quarter operating at full capacity as the 3,000 tpd plant expansion was completed at the end of the second quarter 2016. Lead and zinc sales at the Caylloma Mine increased $18.0 million to $52.2 million were driven by higher lead (29%) and zinc (43%) realized prices. Other items negatively impacting adjusted EBITDA were $3.4 million of foreign exchange losses from remeasuring its Mexican Pesos denominated monetary balances to U.S. dollar and higher direct mining costs at the San Jose Mine.

Management’s Discussion and Analysis, page 13

	Three months ended September 30,			Nine months ended September 30,
$ millions	2017	2016	% Change	2017	2016	% Change
Operating mines SG&A	$1.9	$1.7	18%	$5.0	$5.0	2%
Corporate SG&A	2.7	2.3	17%	9.2	6.9	33%
Share-based payments	0.1	2.6	-96%	0.9	16.3	-94%
Workers’ participation	0.3	0.6	-50%	1.1	0.9	22%

Total	$5.0	$7.2	-29%	$16.2	$29.1	-44%

Selling, general and administrative (SG&A) expenses for the third quarter ended September 30, 2017 decreased 29% to $5.0 million compared to $7.2 million for the comparable quarter in 2016. The decrease was due primarily to lower share based payments and partially offset by higher corporate SG&A costs, in particular, audit, legal and consulting fees. The higher share price in 2016 increased the cash settled share-based payment expense. Share-based payments decreased $2.5 million to $0.1 million for the third quarter of 2017.

For the nine months ended September 30, 2017, selling, general and administrative expenses decreased 44% to $16.2 million compared to $29.0 million for the comparable period in 2016. As explained above, the decrease was due primarily to higher mark-to-market effects on cash settled share-based payments for the comparable period in 2016 and partially offset by higher corporate SG&A costs, in particular, audit, legal and consulting fees.

Foreign exchange loss for the third quarter ended September 30, 2017 was $0.1 million compared to $0.1 million loss for the comparative period in 2016.

For the nine months ended September 30, 2017, foreign exchange loss totaled $3.3 million compared to a $0.4 million foreign exchange gain for the comparative period in 2016. The increase in foreign exchange loss was due primarily to a stronger Mexican Peso against the US dollar in 2017 compared to a weaker Mexican Peso in 2016 and its impact on Mexican Peso denominated financial assets and liabilities.

Other expenses (income) for the third quarter ended September 30, 2017 were $0.8 million compared to $Nil for the same quarter in 2016 due to writedown of inventories, mineral properties, plant and equipment at the San Jose Mine.

For the nine months ended September 30, 2017, other expenses (income) totaled $1.8 million, a $1.8 million increase over the comparable period in 2016 due to writedown of inventories, mineral properties, plant and equipment at the San Jose Mine.

Income tax expense for the third quarter ended September 30, 2017 was $5.5 million compared to $10.6 million for the comparable quarter in 2016 and is comprised of $6.7 million of current income tax expense (Q3 2016: $10.3 million) and a $1.2 million of deferred income tax recovery (Q3 2016: $0.3 million deferred income tax expense). The effective tax rate (“ETR”) for the third quarter of 2017 was 34.7% compared to 51.2% for the comparable quarter in 2016. The lower effective tax rate was due primarily to benefits from an unusually high inflation rate in Mexico (5.1% decrease to San Jose’s ETR), foreign exchange impact on the remeasurement of Mexican Pesos denominated tax balances to U.S. dollar (5.5% decrease to San Jose’s ETR), and from not recognizing the tax benefits of operating losses in Canada.

Income tax expense for the nine months ended September 30, 2017 was $15.9 million compared to $18.2 million for the comparable period in 2016 and is comprised of $23.5 million of current income tax expense (2016: $17.8 million) and $7.6 million of deferred income tax recovery (2016: $0.4 million deferred

Management’s Discussion and Analysis, page 14

income tax expense). The ETR for the nine months ended September 30, 2017 was 33.0% compared to 61.6% for the comparative period in 2016. The decrease was due to the appreciation of the Mexican Pesos against the US dollar, a high Mexico inflation rate in 2017, and not recognizing the tax benefits of operating losses in Canada.

Results of Operations

San Jose Mine Operating Results

San Jose is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the main variables used to measure the operating performance of the mine – throughput, grade, recovery, gold and silver production and unit costs.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
San Jose	Three months ended, September 30,		Nine months ended, September 30,
Mine Production	2017	2016	2017	2016
Tonnes milled	263,697	268,242	799,420	632,432
Average tonnes milled per day	3,038	3,056	3,054	2,425
Silver
Grade (g/t)	229	224	231	229
Recovery (%)	91	92	92	92
Production (oz)	1,774,556	1,780,825	5,454,793	4,296,125
Metal sold (oz)	1,739,066	1,761,101	5,392,495	4,270,370
Realized price ($/oz)	16.85	19.47	17.16	17.37
Gold
Grade (g/t)	1.71	1.76	1.74	1.73
Recovery (%)	91	92	91	92
Production (oz)	13,248	13,951	40,773	32,358
Metal sold (oz)	12,817	13,739	40,079	32,155
Realized price ($/oz)	1,280	1,327	1,251	1,268
Unit Costs
Production cash cost (US$/oz Ag)*	1.53	0.73	1.29	1.74
Production cash cost (US$/tonne)	62.23	54.83	60.31	57.69
Unit Net Smelter Return (US$/tonne)	162.62	175.61	165.76	160.73
All-in sustaining cash cost (US$/oz Ag)*	7.75	6.94	7.35	7.95

*	Net of by-product credits from gold

Production cash costs and All-in sustaining cash cost are Non-GAAP Financial Measures

Management’s Discussion and Analysis, page 15

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended, September 30,		Nine months ended, September 30,
Financial Information (expressed in $000’s)	2017	2016	2017	2016
Sales	$41,819	$46,781	$129,909	$103,308
Operating income	13,506	20,743	41,938	41,876
Adjusted EBITDA	22,604	28,142	69,021	58,621
Sustaining capital expenditures	5,736	3,533	13,270	9,738
Non-sustaining capital expenditures	—	2,464	—	17,602
Brownfield exploration expenditures	1,086	1,963	5,163	5,080

The San Jose Mine produced 1,774,556 ounces of silver and 13,248 ounces of gold in the third quarter, 4% and 7% higher than plan but were 0.4% and 5% below the comparable period in 2016. Silver and gold production for the first nine months totaled 5,454,793 ounces and 40,773 ounces respectively; being 2% and 5% higher than plan, and 27% and 26% higher than the comparable period in 2016. Average head grades for silver and gold in the third quarter were 229 g/t and 1.71 g/t, 4% and 6% higher than plan and 2% higher and 3% lower than the comparable period in 2016, respectively. Mine production was sourced from Trinidad Central and Trinidad North, with each area contributing 53% and 47% of ore, respectively. The processing plant treated 799,420 tonnes for the nine months ended September 30, 2017.

Cash cost per tonne of processed ore for the third quarter ended September 30, 2017 was $62.23, which includes approximately $0.60 per tonne of non-recurring items relating to mine support works caused by the earthquake in September and $0.70 per tonne due to the appreciation of the Mexican Pesos against the US dollar. Excluding the non-recurring items and exchange rate effects, the cash cost per tonne of processed ore would have been 4% higher than plan due to higher mine support cost and local inflation on the cost of energy and materials. Cash cost per tonne of processed ore for the quarter was 14% higher than the $54.83 cash cost for the comparable quarter in 2016. Cash cost for 2017 is expected to remain within 5% of annual guidance

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.35 for the first nine months of 2017 and was below the annual guidance of $8.40 as a result of higher gold credits and the timing of planned spending on sustaining capital.

Cash cost per payable ounce of silver, and cash cost per tonne of processed ore, and all-in sustaining cash cost per payable ounce are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to the cost of sales).

Brownfield Exploration

Exploration drilling is currently underway at San Jose with four drill rigs. One rig is working along strike of the Trinidad–Bonanza-Stockwork complex, immediately to the north of the current Inferred Resource shell; another is conducting step-out drilling farther to the north at the Trinidad North Extension target; and two rigs are drilling on the sub-parallel Victoria vein (formerly the Ocotlan vein), a blind discovery made in 2015, located 350 meters to the east of current mine workings. Refer to Fortuna news release dated October 11, 2017 for details of drill results.

Management’s Discussion and Analysis, page 16

Caylloma Mine Operating Results

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used to measure the operating performance of the mine.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
Caylloma	Three months ended, September 30,		Nine months ended, September 30,
Mine Production	2017	2016	2017	2016
Tonnes milled	133,726	132,558	395,069	379,707
Average tonnes milled per day	1,486	1,473	1,480	1,417
Silver
Grade (g/t)	66	87	66	93
Recovery (%)	83	83	84	85
Production (oz)	234,806	308,680	704,624	963,994
Metal sold (oz)	226,155	309,813	691,659	980,418
Realized price ($/oz)	16.89	19.56	17.19	16.91
Lead
Grade (%)	2.87	2.71	2.77	3.22
Recovery (%)	91	94	91	94
Production (000’s lbs)	7,650	7,452	22,031	25,383
Metal sold (000’s lbs)	7,291	7,454	21,454	25,826
Realized price ($/lb)	1.06	0.85	1.03	0.80
Zinc
Grade (%)	4.26	4.09	4.16	4.32
Recovery (%)	90	89	90	89
Production (000’s lbs)	11,241	10,606	32,670	32,198
Metal sold (000’s lbs)	10,867	10,600	32,512	32,504
Realized price ($/lb)	1.35	1.02	1.26	0.89
Unit Costs
Production cash cost (US$/oz Ag)*	(39.53)	(8.49)	(31.22)	(4.41)
Production cash cost (US$/tonne)	76.00	71.83	78.12	72.16
Unit Net Smelter Return (US$/tonne)	170.37	134.17	159.86	123.59
All-in sustaining cash cost (US$/oz Ag)*	(18.79)	3.27	(11.23)	5.14

*	Net of by-product credits from gold, lead and zinc

Production cash costs and All-in sustaining cash cost are Non-GAAP Financial Measures

Management’s Discussion and Analysis, page 17

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended, September 30,		Nine months ended, September 30,
Financial Information (expressed in $000’s)	2017	2016	2017	2016
Sales	$22,193	$18,431	$62,848	$49,081
Operating income (loss)	8,218	5,428	20,962	12,012
Adjusted EBITDA	10,951	7,460	28,274	17,766
Sustaining capital expenditures	1,801	1,874	6,667	4,782
Non-sustaining capital expenditures	—	344	—	2,613
Brownfield exploration expenditures	1,101	213	2,659	611

The Caylloma Mine produced 234,806 ounces of silver in the third quarter or 6% below plan and 24% below the comparable period in 2016. Average silver head grade was 66 g/t or 9% below plan, being partially offset by a higher metallurgical recovery of 83.29% or 4% higher than plan. Silver production for the first nine months totaled 704,624 ounces or 2% lower than plan and 27% lower than the comparable period in 2016. Lead and zinc production was 7.7 million pounds and 11.2 million pounds, respectively, which was 3% lower and 5% higher than plan and 3% and 6% higher the comparable period in 2016. Base metals production for the first nine months totaled 22.0 million pounds of lead and 32.7 million pounds of zinc; being 1% and 7% higher than plan but 13% below and 1% higher than the comparable period in 2016. Average head grades for lead and zinc in the third quarter were 2.87% and 4.26% being in line with plan and 7% higher than plan, respectively.

Mine production was sourced primarily from the Animas NE and the Animas Central areas, with each contributing 65% and 34% of ore respectively. The processing plant treated 1,486 tpd.

Cash cost per tonne of processed ore for the third quarter ended September 30, 2017 was $76.00, which was 6% higher than the $71.83 cash cost for the comparable quarter in 2016 and 1% higher than plan. The increase over Q3 2016 was due mainly to higher energy, ground support and labour costs. Cash cost for the full year 2017 is expected to remain within 5% of annual guidance.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was negative $11.23 for the first nine months of the year and was significantly below the annual guidance of $10.80 due primarily to higher by-product credits.

Cash cost per payable ounce of silver, and cash cost per tonne of processed ore, and all-in sustaining cash cost per payable ounce are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to the cost of sales).

Brownfield Exploration

Exploration drilling ahead of production is an ongoing program at Caylloma. Further to previously reported successful step-out drilling results at the Animas NE silver-polymetallic vein recent drilling continues to support the discovery of a significant high-grade mineralized shoot that remains open in two directions. Refer to Fortuna news related dated October 11, 2017 for details of drill results.

Step-out drilling has been carried out below the present limit of the estimated Mineral Resources with drill holes spaced approximately 50 meters to 100 meters apart in two different locations over areas covering 150 meters and 700 meters along strike and 150 meters and 300 meters down dip, respectively. The mineralized intercepts show that the Animas NE vein remains open along strike to the northeast and southwest and at depth.

Management’s Discussion and Analysis, page 18

Quarterly Information

The following table provides information for eight fiscal quarters up to September 30, 2017:

	Expressed in $000’s, except per share data
	Quarters ended
	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
					(restated)
Sales	64,012	63,911	64,834	57,866	65,212	44,485	42,692	37,013
Mine operating income	24,944	22,211	27,183	20,721	28,414	15,917	15,554	10,332
Operating income (loss)	18,888	14,214	19,556	17,607	21,160	3,641	6,134	(20,572)
Net income (loss)	10,268	8,898	12,999	9,273	10,157	(1,390)	2,578	(17,290)
Basic EPS	0.06	0.06	0.08	0.06	0.08	(0.01)	0.02	(0.13)
Diluted EPS	0.06	0.06	0.08	0.08	0.07	(0.01)	0.02	(0.13)
Total assets	652,889	637,805	638,285	562,914	543,356	387,713	392,165	379,654
Long term bank loan	39,845	39,820	39,794	39,768	39,633	39,568	39,531	39,486

Liquidity and Capital Resources

Cash and Short-Term Investments

The Company had cash and short-term investments of $195.8 million, a $72.2 million increase from $123.6 million at December 31, 2016. Cash and short-term investments consist of $118.7 million of cash and cash equivalent and short-term investments of $77.1 million. The increase in cash and short-term investments was primarily due to a $74.8 million bought deal equity financing which was completed in early February 2017 when the Company issued 11,873,750 common shares at a price of $6.30 per share for net proceeds of $70.9 million.

Working Capital

Working capital increased $88.8 million to $197.6 million at September 30, 2017 compared to $108.8 million of working capital at December 31, 2016. The increase in working capital was primarily due to the proceeds from the bought deal equity financing in the first quarter and slightly higher customer receivables, partially offset by a lower share based payments liability and income taxes payable.

Long-Term Debt

As of September 30, 2017, the Company had a $40.0 million term credit facility due on April 1, 2019. Interest on the term credit facility is calculated from the one, two, three, or six-month LIBOR plus a graduated margin based on the Company’s leverage ratio, and is payable monthly in arrears.

Management’s Discussion and Analysis, page 19

Subject to the various risks and uncertainties, the Company believes it will generate sufficient cash flows and has adequate cash to finance on-going operations, contractual obligations and planned capital and exploration investment programs.

Sensitivities

Sales are affected by fluctuations in metal prices beyond the Company’s control. The following table illustrates the sensitivity of the Company’s sales to a 10% change in metal prices:

Metal	Change	Effect on Sales ($000’s)
Silver	+/- 10%	$9,685
Gold	+/- 10%	$4,371
Lead	+/- 10%	$1,944
Zinc	+/- 10%	$3,276

The Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. As at September 30, 2017, the Company has hedged 7,485 tonnes of zinc and 5,681 tonnes of lead representing 50% of its Caylloma zinc and lead production until June 2018.

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are impacted by changes in the value of the USD relative to local currencies in the countries where the Company operates. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The following table illustrate the Company’s sensitivities to certain currencies and the impact the fluctuation in exchange rates, will have on foreign denominated financial assets and liabilities:

Currency	Change	Effect on foreign denominated items ($000’s)
Mexican Peso	+/- 10%	$2,231
Peruvian Soles	+/- 10%	$1,155
Argentinian Peso	+/- 10%	$58
Canadian Dollar	+/- 10%	$463

Management’s Discussion and Analysis, page 20

Contractual Obligations

The Company expects the following maturities of its financial liabilities, finance leases, and other contractual commitments:

	Expected payments due by period as at September 30, 2017
Expressed in $000’s	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$36,400	$—	$—	$—	$36,400
Bank loan	—	40,000	—	—	40,000
Derivative liabilities	3,105	—	—	—	3,105
Income tax payable	10,147	—	—	—	10,147
Finance lease obligations	1,459	—	—	—	1,459
Other liabilities	—	1,339	—	—	1,339
Operating leases	580	1,099	780	—	2,459
Closure provisions	1,313	4,009	3,528	5,617	14,467

	$53,004	$46,447	$4,308	$5,617	$109,376

Operating leases include leases for office premises and for computer and other equipment used in the normal course of business.

Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine. Under the contract, the seller is obligated to deliver a “maximum committed demand” (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of “Force Majeure”. The contract period is 15 years and expires in 2022, after which it is automatically renewed for an additional two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

In December 2016, the Company entered into an option agreement with an unrelated party to acquire 6,756 mineral claims in north west Nevada, USA, totaling 239,128 acres (96,773 hectares). The Company is committed to spend $700 for a drilling program within 24 months after receipt of drill permits. The first permit was issued in June 2017.

Capital Commitments (expressed in $000’s)

As at September 30, 2017, the Company had the following capital commitments expected to be expended within one year:

•	$1,108 for the filtration plant at the San Jose property,

•	$216 for plant and mine equipment at the San Jose property,

•	$388 for the plant and mine equipment purchases at the Caylloma property,

•	$181 for testing, and consulting at the Lindero Project.

Management’s Discussion and Analysis, page 21

Related Party Transactions

(a) Purchase of Goods and Services (expressed in $000’s)

The Company shares office space, personnel and other administrative services with Gold Group Management Inc. (“GGMI”) and Mill Street Services Ltd for consulting services, related by a director in common. During the three and six months ended June 30, 2017 and 2016, GGMI provided the following services to the Company:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Salaries and wages	$18	$14	$122	$105
General and administrative expenses	20	14	151	89

	$38	$28	$273	$194

The Company has outstanding balances payable with Gold Group Management Inc. of $23 as at September 30, 2017 (December 31, 2016 - $10). Amounts due to related parties are due on demand, and are unsecured.

(b) Acquisition of Tlacolula Silver Project (expressed in $000’s)

On August 2, 2017, the Company completed a purchase and sale agreement with Radius to acquire the Tlacolula project for total consideration of $1,328, comprising of $150 cash, and the issuance of 239,385 common shares. In addition, Radius was granted a 2% NSR royalty on the Tlacolula project. The Company has the right to purchase one-half of the royalty for $1,500.

Key Management Personnel

	Three months ended September 30,		Nine months ended September 30,
(expressed in $000’s)	2017	2016	2017	2016
Salaries and short-term employee benefits	$1,127	$818	$3,695	$3,140
Directors fees	171	70	408	263
Consulting fees	36	25	103	93
Share-based payments	20	2,538	801	15,716

	$1,354	$3,451	$5,007	$19,212

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Management’s Discussion and Analysis, page 22

New Accounting Standards issued but not yet effective

In 2014, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which will replace IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer-term nature of the macro hedging project which is currently at the discussion paper phase of the due process. The Company expects the following impact of this standard upon adoption on January 1, 2018:

i.

investments classified as available-for-sale will be re-designated as fair value through profit and loss financial instruments. The Company expects that there will be an adjustment to opening deficit and accumulated other comprehensive loss on transition for cumulative gains/losses on these instruments.

ii.	the Company do not expect to apply hedge accounting to its metal forward and collar contracts and intends to continue to apply hedge accounting to its interest rate swap; and

iii.

the Company do not expect a material impact to the measurement of its financial instruments from any of the other changes to this standard, including the new expected credit loss model for calculating impairment of financial assets.

In 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which provides guidance on the nature, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The effective date of this standard is January 1, 2018, with earlier adoption permitted. The Company has made a preliminary assessment of all its contracts with customers with respect to the application of IFRS 15, and do not believe it will change the point of revenue recognition or materially change the amount of revenue recognized compared to how we recognize revenue under our current policies.

Our revenues involve a relatively limited number of contracts and customers. In addition, our revenue contracts do not involve multiple types of performance obligations. Revenues from concentrates are recognized as provisional sales, at the time the metals sold and delivered to the customer. Provisional sales are marked to market at the end of each period and adjusted for final settlement. We anticipate separately presenting the provisional pricing adjustments within our revenue note disclosure upon adoption of IFRS 15.

In 2016, the IASB issued IFRS 16 (“IFRS 16”), Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company will be developing a transition plan for this new standard by the end of 2017. The effect of the implementation of IFRS 16 is expected to increase plant and equipment and related lease payable amounts.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. These estimates and judgments are based on management’s knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ materially from the amounts included in the financial statements. For a complete discussion of accounting estimates and judgments deemed most critical to the Company, refer to the Company’s annual 2016 Management’s Discussion and Analysis.

Management’s Discussion and Analysis, page 23

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at November 7, 2017 is 159,636,983 common shares. In addition, 1,890,740 incentive stock options, restricted share units for equity, and warrants are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date
Warrants	344,462	$6.01	October 31, 2018

Incentive Stock Options:	20,000	$0.85	November 5, 2018
	517,833	$4.79	March 18, 2020
	617,694	$6.35	May 28, 2022

	1,155,527
Share-Settled RSUs:	390,751	n/a	May 29, 2020

Total outstanding	1,890,740

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Based on management’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2017.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with the International Financial Reporting Standards. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management’s Discussion and Analysis, page 24

Control Framework

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Evaluation

The Company’s CEO and CFO in its evaluation of the internal controls over financial reporting had concluded that material weaknesses existed as of December 31, 2016, relating to the Effectiveness of Risk Assessment, Design and Implementation of Control Activities and Monitoring Activities. As at the date of this MD&A, we have made significant progress towards remediation of these material weaknesses; however, successful remediation requires further assessment and evidence of effectiveness.

Remediation Activities

The following actions to remediate the material weaknesses were:

•	Hired a Vice-President of Finance and Accounting, an Internal Controls Manager, and a Tax Manager at the corporate office and local internal control analysts at each of its operations;

•	Engaged external specialists to assist in the documentation and review of its internal controls;

•	Completed a fraud risk assessment; and

•	Redesigned general information technology controls over user access privileges, unauthorized access, and segregation of duties.

Changes in Internal Control over Financial Reporting

Other than those described above, there have been no changes in the Company’s internal control over financial reporting during the period ended September 30, 2017, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Financial Measures

This MD&A refers to various non-GAAP financial measures, including cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cash cost per tonne; all-in sustaining cash cost; all-in sustaining cash cost per payable ounce; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the silver mining industry as benchmarks for performance. The Company believes that certain investors use these Non-GAAP Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. Accordingly, Non-GAAP Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”). To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Management’s Discussion and Analysis, page 25

Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three and nine months ended September 30, 2017 and 2016.

		CONSOLIDATED MINE CASH COST
Expressed in $‘000’s, except unit costs		Q3 2017	YTD Q3 2017	Q3 2016	YTD Q3 2016
Cost of sales		39,068	118,419	36,798	92,504
Add (subtract):
Change in concentrate inventory		926	1,221	65	(417)
Depletion and depreciation in concentrate inventory		(311)	(421)	(30)	83
Commercial and government royalties and mining taxes		(846)	(2,797)	(874)	(1,792)
Workers participation		(1,519)	(4,794)	(2,363)	(4,078)
Depletion and depreciation		(10,744)	(32,552)	(9,367)	(22,420)

Cash cost	A	26,574	79,076	24,229	63,880

Cash cost	A	26,574	79,076	24,229	63,880
Add (subtract):
By-product credits from gold, lead and zinc		(34,145)	(97,285)	(28,015)	(66,765)
Refining charges		1,405	4,178	2,559	6,060

Cash cost applicable per payable ounce	B	(6,166)	(14,030)	(1,227)	3,175

Payable ounces of silver production	C	1,951,786	5,974,602	2,013,314	5,063,496

Cash cost per ounce of payable silver ($/oz)	=B/C	$(3.16)	$(2.35)	$(0.61)	$0.63

Management’s Discussion and Analysis, page 26

		SAN JOSE MINE CASH COST
Expressed in $‘000’s, except unit costs		Q3 2017	YTD Q3 2017	Q3 2016	YTD Q3 2016
Cost of sales		26,009	78,791	24,623	57,516
Add (subtract):
Change in concentrate inventory		386	460	73	291
Depletion and depreciation in concentrate inventory		(137)	(175)	(33)	(117)
Commercial and government royalties and mining taxes		(570)	(2,037)	(646)	(1,192)
Workers participation		(961)	(3,687)	(1,969)	(3,335)
Depletion and depreciation		(8,316)	(25,138)	(7,340)	(16,681)

Cash cost	A	16,411	48,214	14,708	36,482
Total processed ore (tonnes)	B	263,697	799,421	268,242	632,432

Cash cost per tonne of processed ore ($/t)	=A/B	$62.23	$60.31	$54.83	$57.69

Cash cost	A	16,411	48,214	14,708	36,482
Add (subtract):
By-product credits from gold, lead and zinc		(14,942)	(44,853)	(15,539)	(33,907)
Refining charges		1,182	3,509	2,093	4,637

Cash cost applicable per payable ounce	B	2,651	6,870	1,262	7,212

Payable ounces of silver production	C	1,728,720	5,305,210	1,720,068	4,147,703
Cash cost per ounce of payable silver ($/oz)	=B/C	$1.53	$1.29	$0.73	$1.74

Mining cost per tonne		33.79	33.45	28.93	30.68
Milling cost per tonne		17.09	16.52	15.96	15.25
Indirect cost per tonne		6.69	5.99	5.71	6.90
Community relations cost per tonne		0.72	0.84	0.86	1.37
Distribution cost per tonne		3.94	3.51	3.37	3.49

Total production cost per tonne		62.23	60.31	54.83	57.69

Management’s Discussion and Analysis, page 27

		CAYLLOMA MINE CASH COST
Expressed in $‘000’s, except unit costs		Q3 2017	YTD Q3 2017	Q3 2016	YTD Q3 2016
Cost of sales		13,059	39,628	12,175	34,988
Add (subtract):
Change in concentrate inventory		540	761	(8)	(708)
Depletion and depreciation in concentrate inventory		(174)	(246)	3	200
Commercial and government royalties and mining taxes		(276)	(760)	(228)	(600)
Workers participation		(558)	(1,107)	(394)	(743)
Depletion and depreciation		(2,428)	(7,414)	(2,027)	(5,739)

Cash cost	A	10,163	30,862	9,521	27,398
Total processed ore (tonnes)	B	133,726	395,069	132,558	379,708

Cash cost per tonne of processed ore ($/t)	=A/B	$76.00	$78.12	$71.83	$72.16

Cash cost	A	10,163	30,862	9,521	27,398
Add (subtract):
By-product credits from gold, lead and zinc		(19,203)	(52,432)	(12,476)	(32,858)
Refining charges		223	670	466	1,423

Cash cost applicable per payable ounce	B	(8,817)	(20,900)	(2,489)	(4,037)

Payable ounces of silver production	C	223,066	669,392	293,246	915,793
Cash cost per ounce of payable silver ($/oz)	=B/C	$(39.53)	$(31.22)	$(8.49)	$(4.41)

Mining cost per tonne		38.25	40.17	33.88	35.55
Milling cost per tonne		14.08	13.79	13.22	12.46
Indirect cost per tonne		17.02	16.81	16.53	14.95
Community relations cost per tonne		0.09	0.12	0.43	0.19
Distribution cost per tonne		6.55	7.23	7.77	9.01

Total production cost per tonne		75.99	78.12	71.83	72.16

Management’s Discussion and Analysis, page 28

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver

The Company believes that “all-in-sustaining cash cost” and “all-in cash cost” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate free cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining definition to that set out in the guidance issued by the World Gold Council (“WGC,”), a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

All-in-sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations, less by-product credits to calculate the cash cost. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are also not included. We report this measure on a silver ounce sold basis.

The following tables show a breakdown of the all-in sustaining cash cost per ounce for the three and nine months ended September 30, 2017 and 2016:

	CONSOLIDATED MINE ALL-IN CASH COST
Expressed in $‘000’s, except unit costs	Q3 2017	YTD Q3 2017	Q3 2016	YTD Q3 2016
Cash cost applicable, net of by product credits	(6,166)	(14,030)	(1,227)	3,175
Commercial and government royalties and mining tax	1,798	6,776	1,938	4,335
Workers’ participation	1,864	5,929	2,927	5,049
Selling, general and administrative expenses (operations)	1,984	5,016	1,777	5,006

Adjusted operating cash cost	(520)	3,691	5,415	17,565
Selling, general and administrative expenses (corporate)	2,660	9,212	2,163	6,813
Sustaining capital expenditures[1]	7,505	19,937	5,407	14,520
Brownfield exploration expenditures[1]	2,187	7,822	2,176	5,691

All-in sustaining cash cost	11,832	40,662	15,161	44,589
Exploration and evaluation expenses	41	193	19	194
Non-sustaining capital expenditures[1]	6,127	11,232	3,555	20,962

All-in cash cost	18,000	52,087	18,735	65,745
Payable ounces of silver production	1,951,786	5,974,602	2,013,314	5,063,496

All-in sustaining cash cost per ounce of payable silver	$6.06	$6.81	$7.53	$8.81

All-in cash cost per ounce of payable silver	$9.22	$8.72	$9.31	$12.98

[1]	presented on a cash basis

Management’s Discussion and Analysis, page 29

	SAN JOSE MINE ALL-IN CASH COST
Expressed in $‘000’s, except unit costs	Q3 2017	YTD Q3 2017	Q3 2016	YTD Q3 2016
Cash cost applicable, net of by product credits	2,651	6,870	1,262	7,212
Commercial and government royalties and mining tax	1,522	6,016	1,710	3,735
Workers’ participation	1,200	4,610	2,462	4,169
Selling, general and administrative expenses (operations)	1,201	3,041	1,005	3,032

Adjusted operating cash cost	6,574	20,537	6,439	18,148
Sustaining capital expenditures[1]	5,736	13,270	3,533	9,738
Brownfield exploration expenditures[1]	1,086	5,163	1,963	5,080

All-in sustaining cash cost	13,396	38,970	11,935	32,966
Exploration and evaluation expenses	—	65	4	5
Non-sustaining capital expenditures[1]	1,295	1,295	2,464	17,602

All-in cash cost	14,691	40,330	14,403	50,573
Payable ounces of silver production	1,728,720	5,305,210	1,720,068	4,147,703

All-in sustaining cash cost per ounce of payable silver	$7.75	$7.35	$6.94	$7.95

All-in cash cost per ounce of payable silver	$8.50	$7.60	$8.37	$12.19

[1]	presented on a cash basis

	CAYLLOMA MINE ALL-IN CASH COST
Expressed in $‘000’s, except unit costs	Q3 2017	YTD Q3 2017	Q3 2016	YTD Q4 2016
Cash cost applicable, net of by product credits	(8,817)	(20,900)	(2,489)	(4,037)
Commercial and government royalties and mining tax	276	760	228	600
Workers’ participation	664	1,319	459	874
Selling, general and administrative expenses (operations)	783	1,975	673	1,875

Adjusted operating cash cost	(7,094)	(16,846)	(1,129)	(688)
Sustaining capital expenditures[1]	1,801	6,667	1,874	4,782
Brownfield exploration expenditures[1]	1,101	2,659	213	611

All-in sustaining cash cost	(4,192)	(7,520)	958	4,705
Non-sustaining capital expenditures[1]	—	—	344	2,613

All-in cash cost	(4,192)	(7,520)	1,302	7,318
Payable ounces of silver production	223,066	669,392	293,246	915,793

All-in sustaining cash cost per ounce of payable silver	$(18.79)	$(11.23)	$3.27	$5.14

All-in cash cost per ounce of payable silver	$(18.79)	$(11.23)	$4.44	$7.99

[1]	presented on a cash basis

Management’s Discussion and Analysis, page 30

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	Expressed in $ millions
	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
NET INCOME FOR THE PERIOD	$10.3	$10.2	$32.2	$11.3
Items of note, net of tax:
(Gain) loss on financial instruments	2.2	(0.2)	2.9	(0.3)
Write-off of mineral properties	0.1	—	0.1	—
Write-down of inventories	—	—	0.4	—
Write-down of plant and equipment	0.5	—	0.8	—

Adjusted Net Income*	$13.1	$10.0	$36.4	$11.0

*	a non-GAAP financial measure

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The following other financial measures are used: operating cash flow per share before changes in working capital, and adjusted EBITDA. These terms described and presented below do not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

Management’s Discussion and Analysis, page 31

Adjusted EBITDA

	ADJUSTED EBITDA
	Three months ended September 30,		Nine months ended September 30,
Expressed in $‘000’s	2017	2016	2017	2016
Net Income	$10,268	$10,157	$32,165	$11,345
Add back:
Net finance items	3,104	363	4,510	1,363
Depreciation, depletion, and amortization	10,842	9,404	32,879	22,610
Income taxes	5,476	10,640	15,871	18,227
Share of loss of equity-accounted investee	47	—	88	—
Other operating expenses	821	—	1,828	(4)

Adjusted EBITDA	$30,558	$30,564	$87,341	$53,541

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services of the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman is responsible for ensuring that the technical information contained in this M&DA is an accurate summary of the original reports and data provided to or developed by the Company.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information Form for the year ended December 31, 2016 available at www.sedar.com and www.sec.gov/edgar.shtml.

Management’s Discussion and Analysis, page 32

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•	production rates at the Company’s properties;

•	cash cost estimates;

•	timing for delivery of materials and equipment for the Company’s properties;

•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•	the Company’s planned greenfield exploration programs;

•	the Company’s planned capital expenditures and brownfield exploration at the San Jose Mine;

•	the Company’s planned capital expenditures and brownfield exploration at the Caylloma Mine;

•	the Company’s planned mine construction of the Lindero Project and the anticipated timing of commissioning of the mine;

•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•	expiry dates of bank letters of guarantee;

•	estimated mine closure costs; and

•

management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	uncertainty of mineral resource and reserve estimates;

•	risks associated with mineral exploration and project development;

•	operational risks associated with mining and mineral processing;

•	uncertainty relating to concentrate treatment charges and transportation costs;

•	uncertainty relating to capital and operating costs, production schedules, and economic returns;

•	uncertainties relating to general economic conditions;

Management’s Discussion and Analysis, page 33

•	competition;

•	substantial reliance on the Caylloma and San Jose mines for revenues;

•	risks related to the integration of businesses and assets acquired by the Company;

•	risks associated with potential legal proceedings;

•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•	fluctuations in metal prices;

•	risks associated with entering into commodity forward and option contracts for base metals production;

•	environmental matters including potential liability claims;

•	reliance on key personnel;

•	potential conflicts of interest involving the Company’s directors and officers;

•	property title matters;

•	dilution from further equity financing;

•	currency exchange rate fluctuations;

•	adequacy of insurance coverage;

•	sufficiency of monies allotted for land reclamation; and

•	potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•	there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;

•	expected trends and specific assumptions regarding metal prices and currency exchange rates;

•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•	production forecasts meeting expectations; and

•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for

Management’s Discussion and Analysis, page 34

public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Readers are cautioned not to assume that resources will ever be converted into reserves. Readers should also understand that “inferred mineral resources”

have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Management’s Discussion and Analysis, page 35